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Follow-Up Materials



82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Sahaviriya Steel Industries Public Co Ltd

*CURRENT ADDRESS



**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 5008 FISCAL YEAR 12-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DAT : 3/8/05

ARLS
12-31-04

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

Financial Statements

Year ended December 31, 2004

Deloitte

บริษัท ดีลอยท์ ทู้ช โธมัทสุ
ไชยยศ จำกัด
อาคารรัจนาการ ชั้น 25
183 ถนนสาทรใต้
แขวงยานนาวา เขตสาทร
กรุงเทพฯ 10120

โทร : 66 (0) 2676 5700
แฟ็กซ์: 66 (0) 2676 5757

Deloitte Touche Tohmatsu
Jaiyos Co., Ltd.
Rajanakarn Bldg. 25th Fl.,
183 South Sathorn Road,
Yannawa, Sathorn,
Bangkok 10120, Thailand

Tel : 66 (0) 2676 5700
Fax: 66 (0) 2676 5757
www.deloitte.com

REPORT OF THE INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

TO THE SHAREHOLDERS AND BOARD OF DIRECTORS
SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED

We have audited the consolidated balance sheet of Sahaviriya Steel Industries Public Company Limited and its subsidiaries and the balance sheet of Sahaviriya Steel Industries Public Company Limited as at December 31, 2004, and the related consolidated and Company's statements of income, changes in shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management as to their correctness and completeness of the presentation. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated financial statements of Sahaviriya Steel Industries Public Company Limited and its subsidiaries and the Company's financial statements of Sahaviriya Steel Industries Public Company Limited for the year ended December 31, 2003 presented herein for comparison, were audited by another auditor of the same firm whose report thereon dated January 30, 2004 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the aforementioned consolidated and Company's financial statements present fairly, in all material respects, the financial position of Sahaviriya Steel Industries Public Company Limited and its subsidiaries and of Sahaviriya Steel Industries Public Company Limited as at December 31, 2004, and the results of its operations and its cash flows for the year then ended in accordance with generally accepted accounting principles.



Thanawan Anuratbodee
Certified Public Accountant (Thailand)
Registration No. 3440
DELOITTE TOUCHE TOHMATSU JAIYOS

BANGKOK
January 31, 2005

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

AS AT DECEMBER 31,

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	2004	2003	2004	2003
ASSETS				
CURRENT ASSETS				
Cash and cash equivalents	602,098	108,399	465,017	47,049
Current investments (Note 6)	-	17,495	-	-
Trade accounts and notes receivable				
Related parties (Note 22.3)	1,445,468	1,787,097	1,410,256	1,765,818
Others	1,635,659	939,795	1,626,806	936,744
	3,081,127	2,726,892	3,037,062	2,702,562
Less Allowance for doubtful accounts				
(Note 23.1)	(393,888)	(405,051)	(393,888)	(400,095)
Trade accounts and notes receivable - net	2,687,239	2,321,841	2,643,174	2,302,467
Short-term loans and advances to				
related parties (Note 22.2)	5,106	3,051	5,138	3,062
Inventories (Note 7)	11,826,746	8,433,439	11,846,063	8,450,417
Other current assets				
Advance payments	420,117	682,993	421,305	682,989
Refundable value-added-tax	224,900	32,456	223,793	28,265
Other receivables	1,219	470	1,362	707
Prepaid expenses	13,327	14,396	12,178	13,310
Deposit at bank used as collateral	16,200	16,200	-	-
Others	115,284	31,106	104,055	18,635
Total Current Assets	15,912,236	11,661,846	15,722,085	11,546,901
NON-CURRENT ASSETS				
Investments using the equity method				
(Note 22.1)	-	-	876,140	767,143
Other long-term investments (Note 22.1)	561,621	561,621	561,621	561,621
Property, plant and equipment - net (Note 8)	20,010,840	17,009,451	17,853,302	15,061,607
Intangible assets (Note 9)	3,920	-	3,096	-
Other non-current assets (Note 10)	37,113	68,592	5,942	13,004
Total Non-Current Assets	20,613,494	17,639,664	19,300,101	16,403,375
TOTAL ASSETS	36,525,730	29,301,510	35,022,186	27,950,276

Notes to the financial statements form an integral part of these statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS (CONTINUED)

AS AT DECEMBER 31,

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	2004	2003	2004	2003
LIABILITIES AND SHAREHOLDERS' EQUITY				
CURRENT LIABILITIES				
Bank overdrafts and short-term loans from financial institutions (Note 11)				
Short-term loans	-	290,000	-	290,000
Trade finance loans	766,758	-	766,758	-
Trade accounts and notes payable	2,886,498	1,211,787	2,891,902	1,194,118
Current portion of long-term loans (Note 12)	805,253	240,663	588,000	-
Current portion of debentures (Note 13)	720,000	-	720,000	-
Current portion of liabilities under hire-purchase agreements	1,879	6,179	263	2,627
Other current liabilities				
Accrued expenses	196,704	209,151	237,284	219,224
Others	1,076,136	134,861	931,858	72,163
Total Current Liabilities	6,453,228	2,092,641	6,136,065	1,778,132
NON-CURRENT LIABILITIES				
Long-term loans (Note 12)	7,453,830	6,794,016	7,012,000	6,400,000
Debentures (Note 13)	2,530,000	4,000,000	2,530,000	4,000,000
Other non-current liabilities				
Liabilities under hire-purchase agreements	1,692	4,706	44	3,451
Total Non-Current Liabilities	9,985,522	10,798,722	9,542,044	10,403,451
TOTAL LIABILITIES	16,438,750	12,891,363	15,678,109	12,181,583

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS (CONTINUED)

AS AT DECEMBER 31,

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	2004	2003	2004	2003
LIABILITIES AND SHAREHOLDERS' EQUITY (CONTINUED)				
SHAREHOLDERS' EQUITY				
SHARE CAPITAL (Note 15)				
Authorized share capital				
13,101,500,000 ordinary shares of Baht 1.00 each	13,101,500		13,101,500	
1,310,150,000 ordinary shares of Baht 10.00 each		13,101,500		13,101,500
Issued and paid-up share capital				
13,101,280,000 ordinary shares of Baht 1.00 each, fully paid	13,101,280		13,101,280	
1,310,128,000 ordinary shares of Baht 10.00 each, fully paid		13,101,280		13,101,280
ADDITIONAL (DISCOUNT) ON CAPITAL				
Discount on ordinary share capital (Note 15)	(2,171,280)	(2,171,280)	(2,171,280)	(2,171,280)
Unrealized increment per assets appraisal (Note 8.2)	5,536,601	5,984,283	5,536,601	5,984,283
RETAINED EARNINGS (DEFICIT)				
Appropriated				
Legal reserve (Note 16)	209,380	-	209,380	-
Unappropriated (Deficit)	2,668,096	(1,145,590)	2,668,096	(1,145,590)
Total Company Shareholders' Equity	19,344,077	15,768,693	19,344,077	15,768,693
MINORITY INTEREST	742,903	641,454	-	-
Total Shareholders' Equity	20,086,980	16,410,147	19,344,077	15,768,693
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	36,525,730	29,301,510	35,022,186	27,950,276

Notes to the financial statements form an integral part of these statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31,

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	2004	2003	2004	2003
REVENUES				
Revenues from the sales of goods	36,631,376	29,326,030	36,628,239	29,322,470
Revenues from the rendering of services	243,614	231,360	-	-
Other income				
Gain from early extinguishment of debts (Note 12)	-	1,034,375	-	1,034,375
Gain from debt forgiven (Note 12)	-	112,959	-	-
Gain from conversion of convertible debentures (Note 14)	-	152,211	-	152,211
Gain on exchange	130,063	236,652	133,206	238,757
Others	88,263	62,010	89,005	48,677
Share of profit from investment using the equity method	-	-	117,617	184,870
Total Revenues	37,093,316	31,155,597	36,968,067	30,981,360
EXPENSES				
Cost of the sales of goods	30,187,777	24,449,623	30,541,707	24,839,657
Cost of the rendering of services	270,820	313,069	-	-
Selling and administrative expenses	537,977	723,514	460,320	658,375
Doubtful accounts	-	6,207	-	6,207
Doubtful accounts (Reversal) (Notes 10 and 23.1)	(39,270)	(37,978)	(6,207)	-
Other expenses				
Loss on disposal and obsolescence of machinery and equipment	246,910	64,124	246,513	60,057
Others	2,808	-	1,533	-
Directors' remuneration	6,675	9,885	6,075	9,245
Total Expenses	31,213,697	25,528,444	31,249,941	25,573,541

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31,

BAHT : '000

		CONSOLIDATED		THE COMPANY ONLY	
		2004	2003	2004	2003
INCOME BEFORE INTEREST					
AND INCOME TAX EXPENSES		5,879,619	5,627,153	5,718,126	5,407,819
INTEREST EXPENSE		400,528	728,184	384,932	705,372
INCOME TAX EXPENSE		36,165	13,281	-	-
INCOME AFTER TAX		5,442,926	4,885,688	5,333,194	4,702,447
NET INCOME OF MINORITY INTEREST		(109,732)	(183,241)	-	-
NET INCOME		5,333,194	4,702,447	5,333,194	4,702,447
BASIC EARNINGS PER SHARE					
(Restated for 2003, see Note 15)	**BAHT**	0.41	0.55	0.41	0.55
WEIGHTED AVERAGE NUMBER					
OF ORDINARY SHARES					
(Restated for 2003, see Note 15)	**'000 SHARES**	13,101,280	8,593,716	13,101,280	8,593,716

Notes to the financial statements form an integral part of these statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

CONSOLIDATED

FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

BAHT : '000

	Issued and Paid-up Ordinary Share Capital	Discount on Ordinary Share Capital	Unrealized Increment per Assets Appraisal	Retained Earnings (Deficit)		Minority Interest	Total
				Appropriated Legal Reserve	Unappropriated		
Beginning balance, January 1, 2003	8,530,000	-	6,268,939	-	(5,848,037)	397,173	9,348,075
Share capital increase	4,571,280	-	-	-	-	-	4,571,280
Increase in discount on share capital	-	(2,171,280)	-	-	-	-	(2,171,280)
Amortization	-	-	(345,696)	-	-	61,040	(284,656)
Net income	-	-	-	-	4,702,447	-	4,702,447
Minority interest increase	-	-	61,040	-	-	183,241	244,281
Ending balance, December 31, 2003	13,101,280	(2,171,280)	5,984,283	-	(1,145,590)	641,454	16,410,147
Beginning balance, January 1, 2004	13,101,280	(2,171,280)	5,984,283	-	(1,145,590)	641,454	16,410,147
Amortization	-	-	(439,399)	-	-	(8,283)	(447,682)
Legal reserve (Note 16)	-	-	-	209,380	(209,380)	-	-
Net income	-	-	-	-	5,333,194	-	5,333,194
Interim dividend paid	-	-	-	-	(1,310,128)	-	(1,310,128)
Minority interest increase	-	-	(8,283)	-	-	109,732	101,449
Ending balance, December 31, 2004	13,101,280	(2,171,280)	5,536,601	209,380	2,668,096	742,903	20,086,980

Notes to the financial statements form an integral part of these statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

THE COMPANY ONLY

FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

BAHT : '000

	Issued and Paid-up Ordinary Share Capital	Discount on Ordinary Share Capital	Unrealized Increment per Assets Appraisal	Retained Earnings (Deficit)		Total
				Appropriated Legal Reserve	Unappropriated	
Beginning balance, January 1, 2003	8,530,000	-	6,268,939	-	(5,848,037)	8,950,902
Share capital increase	4,571,280	-	-	-	-	4,571,280
Increase in discount on share capital	-	(2,171,280)	-	-	-	(2,171,280)
Amortization	-	-	(284,656)	-	-	(284,656)
Net income	-	-	-	-	4,702,447	4,702,447
Ending balance, December 31, 2003	13,101,280	(2,171,280)	5,984,283	-	(1,145,590)	15,768,693
Beginning balance, January 1, 2004	13,101,280	(2,171,280)	5,984,283	-	(1,145,590)	15,768,693
Amortization	-	-	(447,682)	-	-	(447,682)
Legal reserve (Note 16)	-	-	-	209,380	(209,380)	-
Net income	-	-	-	-	5,333,194	5,333,194
Interim dividend paid	-	-	-	-	(1,310,128)	(1,310,128)
Ending balance, December 31, 2004	13,101,280	(2,171,280)	5,536,601	209,380	2,668,096	19,344,077

Notes to the financial statements form an integral part of these statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31,

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	2004	2003	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income	5,333,194	4,702,447	5,333,194	4,702,447
Items to reconcile net income to				
net cash flows from operations :				
Doubtful accounts (Reversal)	(39,270)	(37,978)	(6,207)	-
Doubtful accounts	-	6,207	-	6,207
Depreciation	602,445	616,303	526,490	535,624
Amortization	79	-	46	-
Withholding income tax written off	2,808	-	1,533	-
Provision for diminution in value				
of inventories (Reversal)	(9,289)	38,019	(9,289)	38,019
Additional (deduction of) interest on	(1,944)	152,030	-	156,779
debt restructuring				
Realized gain on exchange	(1,159)	(213,324)	(1,159)	(213,324)
Unrealized (gain) loss on exchange	(39,388)	15,855	(39,388)	15,855
Gain on sales of current investment	-	(15,036)	-	-
Gain on sales of machinery and equipment	(1,181)	(1,080)	(1,173)	(980)
Loss on disposal of machinery and equipment	246,910	54,543	246,513	54,214
Loss on disposal of spare parts	-	5,842	-	5,842
Loss on revaluation of property, plant and equipment	-	3,732	-	-
Gain on early extinguishment of debts	-	(1,034,375)	-	(1,034,375)
Gain on debt forgiven	-	(112,959)	-	-
Gain on conversion of convertible debentures	-	(152,211)	-	(152,211)
Gain on redemption of debentures before maturity	(5,853)	-	(5,853)	-
Share of profit from investment using				
the equity method	-	-	(117,617)	(184,870)
Minority interest	109,732	183,241	-	-
Net income from operations before				
changes in operating assets and liabilities	6,197,084	4,211,256	5,927,090	3,929,227

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31,

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	2004	2003	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES				
(CONTINUED)				
Operating assets (increase) decrease				
Trade accounts and notes receivable - related parties	336,673	(441,871)	355,562	(438,009)
Trade accounts and notes receivable - others	(686,537)	15,581	(680,735)	14,773
Inventories	(3,384,018)	2,512,511	(3,386,357)	2,544,955
Short-term loans and advances to related parties	(55)	9	(76)	75
Advances to director	-	2,742	-	-
Advance payments	262,876	(659,479)	261,684	(659,490)
Refundable value-added-tax	(192,444)	46,875	(195,528)	51,067
Other receivables	32,314	35,322	(655)	1,398
Prepaid expenses	1,069	(702)	1,132	(664)
Other current assets - others	(54,596)	5,447	(54,563)	(101)
Other non-current assets	31,479	(60,057)	7,062	(7,057)
Operating liabilities increase (decrease)				
Trade accounts and notes payable	1,672,383	46,699	1,695,456	24,651
Accrued expenses	(12,446)	(11,676)	18,060	(9,364)
Other current liabilities - others	941,274	79,871	859,695	28,008
Net cash provided by operating activities	5,145,056	5,782,528	4,807,827	5,479,469

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31,

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	2004	2003	2004	2003
CASH FLOWS FROM INVESTING ACTIVITIES				
Current investments decrease	17,495	-	-	-
Cash paid for purchases of current investments	-	(167,495)	-	-
Cash paid for purchases of property, plant and equipment	(4,308,139)	(979,647)	(4,004,129)	(620,889)
Cash paid for intangible assets	(3,999)	-	(3,142)	-
Proceeds from sales of machinery and equipment	2,610	1,894	1,542	1,794
Proceeds from sales of current investment	-	367,531	-	-
Short-term loans and advances to related parties	(2,000)	(3,000)	(2,000)	(3,000)
Net cash used in investing activities	(4,294,033)	(780,717)	(4,007,729)	(622,095)
CASH FLOWS FROM FINANCING ACTIVITIES				
Short-term loans decrease	(290,000)	(1,438,000)	(290,000)	(1,438,000)
Trade finance loans increase (decrease)	767,917	(2,964,596)	767,917	(2,964,596)
Cash repayment of long-term loans	(240,652)	(11,073,083)	-	(10,848,769)
Proceeds from long-term loans	1,467,000	6,480,000	1,200,000	6,400,000
Cash repayment for redemption of debentures before meturity	(744,147)	-	(744,147)	-
Proceeds from issuance of debentures	-	4,000,000	-	4,000,000
Cash repayment of long-term liabilities under hire-purchase agreements	(4,314)	(6,842)	(5,772)	(3,500)
Cash repayment of long-term liabilities for purchase of land	(3,000)	(2,000)	-	-
Cash paid for interim dividends	(1,310,128)	-	(1,310,128)	-
Net cash used in financing activities	(357,324)	(5,004,521)	(382,130)	(4,854,865)
Net increase (decrease) in cash and cash equivalents	493,699	(2,710)	417,968	2,509
Cash and cash equivalents as at January 1	108,399	111,109	47,049	44,540
Cash and cash equivalents as at December 31	602,098	108,399	465,017	47,049
Supplemental cash flow information:				
Cash paid for interest	462,875	584,019	437,790	556,121
Cash paid for corporate income tax	28,043	20,601	567	516

Notes to the financial statements form an integral part of these statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

1. BUSINESS OPERATIONS OF THE COMPANY AND SUBSIDIARIES

Sahaviriya Steel Industries Public Company Limited is a listed company in The Stock Exchange of Thailand with its head office located at 28/1 Prapawit Building, 2nd-3rd Floor, Surasak Road, Silom, Bangrak, Bangkok and its plant located at 9 Moo 7, Ban Klang Na-Yai Ploy Road, Mae Rumphueng, Bang Saphan, Prachuap Khirikhan. The Company is the manufacturer of hot rolled coils. As at December 31, 2004 and 2003, the Company has 864 and 816 employees, respectively. The staff costs for 2004 and 2003 are Baht 338 million and Baht 296 million, respectively.

Prachuap Port Company Limited, a subsidiary, is a registered company in Thailand with its head office located at 28/1 Prapawit Building, 6th Floor, Surasak Road, Silom, Bangrak, Bangkok and its plant located at 62 Moo 3, Ban Klang Na-Yai Ploy Road, Mae Rumphueng, Bang Saphan, Prachuap Khirikhan. The subsidiary provides deep-sea port services. As at December 31, 2004 and 2003, the subsidiary has 87 and 90 employees, respectively. The staff costs for 2004 and 2003 are Baht 36 million and Baht 35 million, respectively.

West Coast Engineering Company Limited, a subsidiary, is a registered company in Thailand with its head office located at 28/1 Prapawit Building, 3rd Floor, Surasak Road, Silom, Bangrak, Bangkok and its plant located at 9 Moo 7, Ban Klang Na-Yai Ploy Road, Mae Rumphueng, Bang Saphan, Prachuap Khirikhan. The subsidiary provides engineering design and supervision services including repair and maintenance services. As at December 31, 2004 and 2003, the subsidiary has 289 and 270 employees, respectively. The staff costs for 2004 and 2003 are Baht 94 million and Baht 86 million, respectively.

Since 2002, the Government continuously issued various measures regarding the antidumping and countervailing of imported goods with the measures which are still in effect as follows:

1. On May 22, 2003, the Committee on Dumping and Subsidies, Department of Foreign Trade, Ministry of Commerce, by Sections 7, 49, 51, 53, 57 and 73 (1) of the Antidumping and Countervailing Act B.E. 2542, issued the announcement that the Committee had an ultimate judgement on May 16, 2003 that there were a dumping and a damage from the dumping of coil and non-coil hot rolled steel originated from 14 countries according to Section 19 (1) of the Antidumping and Countervailing Act B.E. 2542, thus the antidumping duties are imposed which minimum and maximum rates are in the range between 3.45% to 128.11% of CIF value for the period of 5 years from May 22, 2003, except the imported hot rolled steel for re-export.

2. On July 11, 2003, the Committee on Dumping and Subsidies, Department of Foreign Trade, Ministry of Commerce issued the announcement approving the exemption of antidumping duties for coil and non-coil hot rolled steel imported for cold-rolling and further processing for downstream users and assigned the Department of Foreign Trade to monitor the import under the pre-determined volume for the period of 5 years from July 21, 2003 to May 26, 2008.

3. On March 11, 2004, the Committee on Dumping and Subsidies, Department of Foreign Trade, Ministry of Commerce issued the announcement approving the antidumping duties for coil and non-coil hot rolled steel originated from 14 countries at zero% of CIF for the period of 6 months from March 19, 2004 to September 18, 2004. At present, the antidumping duties are imposed at the rates as stated in item 1 above.

As a result of continuous measures of the Government as mentioned above, the Company has significant amount of profit from its operations attributable to significant increase in sales volume, which domestic demand for hot rolled steel increased from economic recovery in construction and auto-mobile industries and the increase in average price of hot rolled steel which is in line with the increase in world market price.

.../2

2. BASIS FOR PREPARATION OF THE CONSOLIDATED AND COMPANY'S FINANCIAL STATEMENTS

2.1 The consolidated and Company's financial statements are presented in accordance with the Notification of the Department of Commercial Registration (Currently the Department of Business Development) dated September 14, 2001 regarding "The Brief Particulars in the Financial Statements B.E. 2544" to be effective for financial statements covering the period beginning on or after January 1, 2002.

The Company prepares its financial statements in conformity with accounting principles and practices generally accepted in Thailand.

2.2 The consolidated financial statements include the accounts of the Company, Prachuap Port Company Limited and West Coast Engineering Company Limited of which the Company has a holding of 51% and 99.99%, respectively, after eliminating inter-company transactions and balances.

2.3 The consolidated and Company's financial statements are presented in accordance with the Explanation of Department of Business Development dated November 5, 2003 regarding "The Brief Particulars in the Financial Statements (No.2) B.E.2546" by presenting the premium on ordinary shares in the net amount after offsetting with the discount on ordinary shares.

2.4 For the year ended December 31, 2004, the financial statements have disclosed additional information regarding related party transactions in Note 22 to the financial statements, thus, the financial statements for the year ended December 31, 2003 have also disclosed such additional information to be in accordance with the disclosure in the 2004 financial statements.

3. RECLASSIFICATIONS

The financial statements for the year ended December 31, 2003 have been reclassified to conform to the classifications presented in the financial statements for the year ended December 31, 2004. Such reclassifications are as follows:

- Other long-term investments totalling Baht 561,621,446 which were previously presented as part of investments using the equity method in the financial statements for 2003, were reclassified to be presented as other long-term investments.
- Accounts payable for machinery and equipment purchased and other payable totalling Baht 26,323,173 which were previously presented as part of trade accounts and notes payable in the financial statements for 2003 were reclassified to be presented as part of other current liabilities.

4. SIGNIFICANT ACCOUNTING POLICIES

4.1 Revenues from sales are recognized when title of goods is passed to the buyer in accordance with delivery term in the sale contracts.

The subsidiaries recognize income from services using the percentage of completion method.

.../3

4.2 Cash and cash equivalent include cash in hand and all types of deposits at banks and at financial institutions with original maturities of 3 months or less, excluding cash at banks used as collateral.

4.3 Current investments include time deposits at banks and financial institutions, and investment units in an open-end mutual fund which are classified as securities for trading and stated at fair value. Gain or loss on the change in fair value is recognized as income or expense in the statement of income.

4.4 Allowance for doubtful accounts is based on management's evaluation of accounts which are considered uncollectible. Allowance for doubtful accounts is provided at 100% for overdue balances exceeding 6 months.

4.5 Inventories are stated at cost or net realizable value whichever is the lower. Raw materials, rolls, which are part of consumable goods, and finished goods are stated at cost by the specific identification method. Other types of inventories are stated at cost by the weighted average method.

4.6 Property is stated at revalued amount. Plant and equipment are stated at revalued amount less accumulated depreciation.

The Company and Prachuap Port Company Limited engaged an independent professional appraiser to appraise certain land, buildings, machinery, berth and berth facilities. The increment resulting from the appraisal was recorded in the account as unrealized increment per assets appraisal and is presented as a component of shareholders' equity.

Depreciation is calculated by the straight-line method, based on the estimated useful lives of the assets, except for machinery and equipment in production line of the Company, which is calculated by production based method, and machinery and computer equipment of West Coast Engineering Company Limited, which is calculated by the double declining method, as follows:

Land improvement	5	Years
Leasehold right for land	10	Years
Leasehold improvement	5	Years
Buildings	20	Years
Machinery and equipment in production line	Production units	
Hot Rolled Coil Strip Mill	Estimated at a total of 48 MT	
Hot Finishing Line Mill	Estimated at a total of 14 MT	
The Second Skin Pass Mill	Estimated at a total of 14 MT	
Other machinery and equipment	5-10	Years
Office furniture and fixtures	5	Years
Vehicles	5	Years
Roads	5	Years
Berth and berth facilities	5-30	Years
Tug boats	12	Years

Depreciation for buildings, machinery and berth and berth facilities under appraisals is based on the estimated remaining useful lives and presented as a deduction from the unrealized increment per assets appraisal.

Interest on loan directly attributable to the construction of the project is capitalized as part of cost of the project until the construction is completed for use as intended.

.../4

4.7 Intangible assets are amortized by the straight-line method over 10 years.

4.8 Assets and liabilities denominated in foreign currencies are translated into Baht at rates of exchange prevailing at the transaction dates. All balances of assets, liabilities in foreign currencies and forward exchange contracts at the end of the year are converted into Baht at the reference exchange rates established by the Bank of Thailand at that date. All foreign exchange gains or losses are recognized in the statement of income.

The Company has adopted a policy to cover foreign currency exposure for certain liabilities by entering into forward exchange contracts with banks. Exchange differences between forward exchange contract rates and spot rates are deferred and amortized over the period of contracts, and included in the measurements of the purchases or sales.

4.9 Income tax expense is based on tax paid and accrued for the current period.

4.10 Basic earnings per share are calculated by dividing net income by the weighted average number of ordinary shares outstanding during the year. In the case of a capital increase, the number of ordinary shares is weighted according to time of subscription received for the increase in issued and paid-up capital. In the case of debt securities conversion to ordinary shares, the number of shares is weighted according to time the Company ceases accruing its interest expenses.

4.11 Preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities and disclosure of contingent assets and liabilities. The actual results may differ from those estimates.

5. SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

For the year ended December 31, non-cash transactions for investing activities and financing activities which are not shown in the statements of cash flows are as follows:

	CONSOLIDATED		THE COMPANY ONLY	
	2004	2003	2004	2003
	Baht'000	Baht'000	Baht'000	Baht'000
- Investing activities				
Vehicles purchased under hire-purchase agreements	1,012	4,815	-	4,375
Amortization of unrealized increment per asset appraisal	297,687	396,060	280,783	313,382
- Financing activities				
Ordinary shares increased from bond conversion	-	2,400,000	-	2,400,000
Increase in share discount from bond conversion	-	2,171,280	-	2,171,280
Transfer of long-term loans to current portion	805,253	240,663	588,000	-
Transfer of debentures to current portion	720,000	-	720,000	-

6. CURRENT INVESTMENTS

Current investments as at December 31, consist of the following:

	CONSOLIDATED		THE COMPANY ONLY	
	2004	2003	2004	2003
	Baht'000	Baht'000	Baht'000	Baht'000
Fixed deposit for 1 year	-	17,495	-	-
	-	17,495	-	-

7. INVENTORIES

Inventories as at December 31, consist of the following:

	CONSOLIDATED		THE COMPANY ONLY	
	2004	2003	2004	2003
	Baht'000	Baht'000	Baht'000	Baht'000
Finished goods	4,033,778	2,535,057	4,050,161	2,550,903
Raw materials	3,940,163	3,853,250	3,952,960	3,874,624
Spare parts and consumable goods	1,018,596	961,577	1,008,733	941,335
Goods in transit	3,093,728	1,352,362	3,093,728	1,352,362
	12,086,265	8,702,246	12,105,582	8,719,224
Less Provision for loss on diminution in value of spare parts and consumable goods	(259,519)	(268,807)	(259,519)	(268,807)
	11,826,746	8,433,439	11,846,063	8,450,417

As at December 31, 2004 and 2003, all finished goods and raw materials are pledged as collateral for short-term loans from banks (see Notes 11 and 12).

8. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of following:

	CONSOLIDATED				
	Balance as at January 1, 2004	Additions	Deductions	Transfers between accounts	Balance as at December 31, 2004
	Baht'000	Baht'000	Baht'000	Baht'000	Baht'000
Property, plant and equipment					
Land and land improvement	1,293,457	-	-	25,654	1,319,111
Land – appraisal increase	8,267	-	-	-	8,267
Total	1,301,724	-	-	25,654	1,327,378
Leasehold right for land	12,325	-	-	-	12,325
Leasehold improvement	2,982	-	-	-	2,982
Buildings	1,183,042	1,830	-	276,940	1,461,812
Buildings - appraisal increase	415,452	-	-	-	415,452
Total	1,598,494	1,830	-	276,940	1,877,264

	CONSOLIDATED (CONTINUED)				
	Balance as at January 1, 2004	Additions	Deductions	Transfers between accounts	Balance as at December 31, 2004
	Baht'000	Baht'000	Baht'000	Baht'000	Baht'000
Machinery and equipment	10,664,077	49,000	(343,446)	924,154	11,293,785
Machinery and equipment - appraisal increase	6,785,337	-	(222,838)	(9,420)	6,553,079
Total	17,449,414	49,000	(566,284)	914,734	17,846,864
Machinery and equipment - others	209,006	46,125	(2,262)	21,198	274,067
Office furniture and fixtures	168,773	19,659	(4,827)	3,933	187,538
Vehicles	58,556	17,016	(6,618)	-	68,954
Roads	36,461	40	-	16,336	52,837
Roads - appraisal increase	10,731	-	-	-	10,731
Total	47,192	40	-	16,336	63,568
Berth and berth facilities	979,902	-	-	-	979,902
Berth and berth facilities - appraisal increase	437,054	-	-	-	437,054
Total	1,416,956	-	-	-	1,416,956
Tug boats	107,555	65,077	-	-	172,632
Total property, plant and equipment - at revalued amount	22,372,977	198,747	(579,991)	1,258,795	23,250,528
Accumulated depreciation					
Land improvement	60,486	6,122	-	-	66,608
Land improvement - appraisal increase	744	204	-	-	948
Total	61,230	6,326	-	-	67,556
Leasehold right for land	11,656	668	-	-	12,324
Leasehold improvement	2,982	-	-	-	2,982
Buildings	529,788	71,532	-	-	601,320
Buildings - appraisal increase	192,927	21,448	-	-	214,375
Total	722,715	92,980	-	-	815,695
Machinery and equipment	2,740,213	426,191	(96,743)	-	3,069,661
Machinery and equipment - appraisal increase	1,746,485	259,305	(62,476)	(11,504)	1,931,810
Total	4,486,698	685,496	(159,219)	(11,504)	5,001,471
Machinery and equipment - others	149,126	23,395	(1,827)	81	170,775
Office furniture and fixtures	128,360	17,704	(4,624)	148	141,588
Vehicles	35,848	10,105	(5,620)	-	40,333
Roads	20,833	5,147	-	-	25,980
Roads - appraisal increase	938	937	-	-	1,875
Total	21,771	6,084	-	-	27,855

.../7

CONSOLIDATED (CONTINUED)

	Balance as at January 1, 2004 Baht'000	Additions Baht'000	Deductions Baht'000	Transfers between accounts Baht'000	Balance as at December 31, 2004 Baht'000
Berth and berth facilities	345,076	33,759	-	-	378,835
Berth and berth facilities - appraisal increase	148,874	15,794	-	-	164,668
Total	493,950	49,553	-	-	543,503
Tug boats	56,627	7,822	-	-	64,449
Total accumulated depreciation	6,170,963	900,133	(171,290)	(11,275)	6,888,531
Property, plant and equipment - net	16,202,014	-	-	-	16,361,997
Construction in progress	807,437	3,163,704	-	(1,267,986)	2,703,155
Fixed assets in transit	-	945,688	-	-	945,688
Total property, plant and equipment - net	17,009,451				20,010,840
Depreciation for the year excluded depreciation from unrealized increment per assets appraisal					
2004					602,445
2003					616,303

THE COMPANY ONLY

	Balance As at January 1, 2004 Baht'000	Additions Baht'000	Deductions Baht'000	Transfers between accounts Baht'000	Balance as at December 31, 2004 Baht'000
Property, plant and equipment					
Land and land improvement	773,997	-	-	25,662	799,659
Land - appraisal increase	3,902	-	-	-	3,902
Total	777,899	-	-	25,662	803,561
Leasehold right for land	12,325	-	-	-	12,325
Leasehold improvement	2,982	-	-	-	2,982
Buildings	1,118,714	1,690	-	276,884	1,397,288
Buildings - appraisal increase	410,954	-	-	-	410,954
Total	1,529,668	1,690	-	276,884	1,808,242
Machinery and equipment	10,574,115	44,391	(342,329)	935,895	11,212,072
Machinery and equipment - appraisal increase	6,785,337	-	(222,838)	(9,420)	6,553,079
Total	17,359,452	44,391	(565,167)	926,475	17,765,151

.../8

	THE COMPANY ONLY (CONTINUED)				
	Balance As at January 1, 2004	Additions	Deductions	Transfers between accounts	Balance as at December 31, 2004
	Baht'000	Baht'000	Baht'000	Baht'000	Baht'000
Machinery and equipment - others	183,122	41,311	(1,143)	21,588	244,878
Office furniture and fixtures	145,417	19,221	(4,356)	3,720	164,002
Vehicles	33,722	14,236	(4,030)	-	43,928
Roads	16,221	-	-	16,336	32,557
Roads - appraisal increase	10,700	-	-	-	10,700
Total	26,921	-	-	16,336	43,257
Total property, plant and equipment - at revalued amount	20,071,508	120,849	(574,696)	1,270,665	20,888,326
Accumulated depreciation					
Land improvement	55,277	4,581	-	-	59,858
Leasehold right for land	11,657	668	-	-	12,325
Leasehold improvement	2,982	-	-	-	2,982
Buildings	516,545	66,459	-	-	583,004
Buildings - appraisal increase	190,912	20,548	-	-	211,460
Total	707,457	87,007	-	-	794,464
Machinery and equipment	2,683,070	415,078	(95,994)	-	3,002,154
Machinery and equipment - appraisal increase	1,746,485	259,305	(62,476)	(11,504)	1,931,810
Total	4,429,555	674,383	(158,470)	(11,504)	4,933,964
Machinery and equipment - others	137,632	18,307	(1,088)	96	154,947
Office furniture and fixtures	114,266	13,906	(4,205)	134	124,101
Vehicles	22,421	5,693	(3,689)	-	24,425
Roads	15,449	1,798	-	-	17,247
Roads - appraisal increase	930	930	-	-	1,860
Total	16,379	2,728	-	-	19,107
Total accumulated depreciation	5,497,626	807,273	(167,452)	(11,274)	6,126,173
Property, plant and equipment - net	14,573,882	-	-	-	14,762,153
Construction on progress	487,725	2,937,592	-	(1,279,856)	2,145,461
Fixed assets in transit	-	945,688	-	-	945,688
Total property, plant and equipment - net	15,061,607				17,853,302
Depreciation for the year excluded depreciation from unrealized increment per assets appraisal					
2004					526,490
2003					535,624

8.1 As at December 31, 2004 and 2003, certain land, buildings and machinery representing approximately 82.56% and more than 89%, respectively of the total value of such assets are mortgaged as collateral for bank overdrafts, loans from banks, long-term loans and debentures (see Notes 11, 12 and 13).

8.2 In 2002, the Company engaged a company which is an independent professional appraiser to reappraise the plant facilities for the second time after the first appraisal in 1997. In 2003, Prachuap Port Company Limited engaged such company to reappraise its berth and berth facilities for the second time after the first appraisal in 1998. The appraisal reports submitted by the appraiser were as of December 11, 2002 and August 28, 2003, respectively.

The results of the second appraisals of the Company and subsidiary were as follows:

		Baht : '000
	The Company only	**Subsidiary**
Appraisal increment (decrement) – net		
Land	3,902	3,689
Buildings	241,085	1,919
Machinery	5,365,065	-
Facilities	10,700	126,348

The increment from the appraisal was recorded in the account as unrealized increment per assets appraisal and was included as part of shareholders' equity. The decrease was recorded in the statement of income for the year the revaluation was carried out.

The method of appraisal for the value of buildings, machinery and berth and berth facilities was the depreciated replacement cost to reflect the unexpired service potential of the assets with regard to age and condition.

In addition, the Company and such subsidiary evaluate the recoverable amounts by using the discounted cash flow method, and expect that the recoverable amounts were higher than the appraisal values from such depreciated replacement cost basis.

The Company and such subsidiary have a policy to review and adjust the depreciated appraisal value of assets on a periodic basis.

As at December 31, 2004 and 2003, the Company, subsidiary and related company have recorded unrealized appraisal increment for assets and recognized unrealized increment per assets appraisal in shareholders' equity as follows:

CONSOLIDATED AND THE COMPANY ONLY

2004

	Land	**Building**	**Machinery**	**Berth and Berth Facilities**	**Total**
	Baht'000	**Baht'000**	**Baht'000**	**Baht'000**	**Baht'000**
Unrealized increment per assets appraisal of :					
The Company	3,902	199,493	4,621,270	8,839	4,833,504
The subsidiary	1,706	855	-	138,915	141,476
The related company	-	-	561,621	-	561,621
	5,608	200,348	5,182,891	147,754	5,536,601

.../10

	CONSOLIDATED AND THE COMPANY ONLY				
	2003				
	Land	Building	Machinery	Berth and Berth Facilities	Total
	Baht'000	Baht'000	Baht'000	Baht'000	Baht'000
Unrealized increment per assets appraisal of :					
The Company	3,902	220,041	5,038,852	9,770	5,272,565
The subsidiary	1,847	1,266	-	146,984	150,097
The related company	-	-	561,621	-	561,621
	5,749	221,307	5,600,473	156,754	5,984,283

8.3 The Company has the assets which are fully depreciated but are still in use as follows:

	CONSOLIDATED		THE COMPANY ONLY	
	2004	2003	2004	2003
	Baht'000	Baht'000	Baht'000	Baht'000
Cost of assets (excluded appraisal increase) before fully depreciated but still in use	418,104	335,910	329,887	255,332

8.4 The Company may be affected by the Supreme Court's verdict to demolish its building and structures, having the book value of Baht 21.97 million, located on the leased land under dispute. Currently, the case is pending in the Supreme Court.

8.5 As at December 31, 2004 and 2003, the Company and subsidiary capitalized interest expenses incurred from loans for the construction projects as part of cost of assets in the amount of Baht 52.7 million and Baht 4.5 million, respectively.

8.6 Change in accounting estimate

For the year ended December 31, 2004, a subsidiary has changed the estimated useful life of the former tug boat from 5 years to 12 years to be in line with the true estimated economic useful life which was reviewed when another tug boat was purchased during the year.

As a result of such change, net income for the year ended December 31, 2004 increased by Baht 8.3 million.

9. INTANGIBLE ASSETS - NET

As at December 31, intangible assets - net are as follows:

	CONSOLIDATED		THE COMPANY ONLY	
	2004	2003	2004	2003
	Baht'000	Baht'000	Baht'000	Baht'000
Computer Software				
Add Purchases during the year	3,999	-	3,142	-
Less Accumulated amortization	(79)	-	(46)	-
	3,920	-	3,096	-
Amortization for the year	79	-	46	-

.../11

10. OTHER NON-CURRENT ASSETS

Other non-current assets as at December 31, consist of the following:

	CONSOLIDATED		THE COMPANY ONLY	
	2004	2003	2004	2003
	Baht'000	Baht'000	Baht'000	Baht'000
Deposits	37,113	68,592	5,942	13,004
Receivable from cancellation of shipbuilding contract	77,587	110,650	-	-
	114,700	179,242	5,942	13,004
Less Allowance for doubtful account - Receivable from cancellation of shipbuilding contract	(77,587)	(110,650)	-	-
	37,113	68,592	5,942	13,004

Receivable from cancellation of shipbuilding contract represented the transaction of Prachuap Port Company Limited which cancelled the shipbuilding contract relating to the tugboats. The supplier agreed to return all the money paid of USD 3.81 million or Baht 167.96 million within fifteen installments from July 8, 2002 to March 8, 2007. From 2002 to December 31, 2004, the subsidiary received total repayment of USD 2.05 million or Baht 90.37 million. However, the subsidiary has provided for the allowance for doubtful debt in full for the remaining amount as at December 31, 2004 and 2003, due to the uncertainty of the recoverability.

11. BANK OVERDRAFTS AND SHORT-TERM LOANS FROM FINANCIAL INSTITUTIONS

As at December 31, 2004 and 2003, the Company has short-term trade financing facilities from financial institutions according to the loan agreement dated September 15, 2003 with a total maximum credit limit of Baht 17,000 million. The trade financing facilities include bank overdraft, letters of credit, trust receipts, promissory notes, bills discounted, packing credits and banks' letters of guarantee.

Such short-term loans are secured by the mortgage of land, buildings and machinery (see Note 8.1) and the assignment of insurance proceeds to the lenders including the pledge of raw materials and finished products owned by the Company (see Note 7).

As at December 31, 2004 and 2003, the Company has unused short-term credit facilities of Baht 6,218 million and Baht 8,605 million, respectively, from the revolving trade financing facilities. Fee and withdrawal terms are in accordance with the long-term loan agreement.

.../12

12. LONG-TERM LOANS

Long-term loans assets as at December 31, consist of the following:

	CONSOLIDATED		THE COMPANY ONLY	
	2004	2003	2004	2003
	Baht'000	Baht'000	Baht'000	Baht'000
Loan repayable semi-annually from March 2005 onwards	5,600,000	5,600,000	5,600,000	5,600,000
Loan repayable semi-annually from June 2005 onwards	1,000,000	-	1,000,000	-
Loan repayable semi-annually from September 2005 onwards	1,000,000	800,000	1,000,000	800,000
Loan repayable monthly from April 2002 - May 2003 and semi-annually from June 2003 onwards	308,118	548,770	-	-
Loan repayable monthly from March 2005 onwards	347,000	80,000	-	-
	8,255,118	7,028,770	7,600,000	6,400,000
Less Current portion	(805,253)	(240,663)	(588,000)	-
	7,449,865	6,788,107	7,012,000	6,400,000
Add Difference of interest per effective interest rate and interest rate per debt restructuring agreement	3,965	5,909	-	-
	7,453,830	6,794,016	7,012,000	6,400,000

The Company and subsidiary have long-term loan agreements as follows:

1. On September 15, 2003, the Company and the lending banks entered into the credit facilities agreement. The details of such loans are as follows:

1.1 Long-term loans amounting to Baht 8,000 million with the lending banks which consist of convertible debentures of Baht 2,400 million, that were all converted into ordinary shares in December 2003, and long-term loan of Baht 5,600 million with 10 year maturity, interest rates at an average MLR less 1.5% per annum from the agreement date to the third year, at an average MLR less 1% per annum from the third year to the fifth year and at an average MLR less 0.5% per annum from the fifth year onwards, such interest rates must not be less than interest rate of secured debentures (see Note 13) plus 0.75% per annum. The interest is payable quarterly and principal repayment will be increased proportionately and payable semi-annually starting from March 31, 2005.

During the quarter ended September 30, 2004, the lending banks have reduced interest rates of long-term loans amounting to Baht 5,600 million from average MLR less 1.5% per annum to fixed rate at 3.5% per annum for the period of 6 months from August 1, 2004 to January 31, 2005.

1.2 Short-term loan for trade financing with maximum credit of Baht 17,000 million with the existing lenders and other financial institutions (see Note 11).

2. On December 29, 2003, the Company and the existing lenders have entered into the credit facility agreement for additional long-term loans of Baht 2,000 million with 3.5-year maturity and fixed interest rate at 3.75% per annum. The interest is payable semi-annually and principal repayment is payable in an equal amount semi-annually starting from June 2005. As at December 31, 2004, the Company has already made a withdrawal of Baht 1,000 million and as at December 31, 2003, the Company had not yet made any withdrawal of such long-term loan.

3. On September 11, 2003, the Company entered into a long-term loan agreement with a financial institution amounting to Baht 1,000 million with 10-year maturity, fixed interest rate at 4% per annum from the agreement date to September 30, 2008 and at an average MLR less 0.5% per annum from October 1, 2008 onwards. The interest is payable quarterly and principal repayment will be increased proportionately and payable semi-annually starting from September 30, 2005. As at December 31, 2004 and 2003, the Company has already made a withdrawal of Baht 1,000 million and Baht 800 million, respectively.

   Such loans per items 1 and 2 above are secured by the mortgage of land, buildings, machinery and the assignment of insurance proceeds to the lenders including the pledge of raw materials and finished products owned by the Company (see Notes 7 and 8.1).

   In addition, all three loan agreements contain certain covenants regarding the operations, financial ratios and financial position, maintenance of shareholders' equity in Prachuap Port Company Limited at not less than 51% of issued and paid up share capital of such subsidiary and prohibition of dividend payments higher than 60% of net income in each fiscal year and including the covenant on forbidding the Company to pledge its investment in share or create any obligation thereon. The Company thus has to comply with certain conditions contained in such loan agreements.

4. Prachuap Port Company Limited, a subsidiary, entered into the debt restructuring agreement with its lending bank on March 30, 1999 and an amendment agreement on June 30, 1999. Modification of the terms of debt included :

   4.1 Extension of all long-term and short-term principal loan amounts and reduction of interest thereof to a long-term loan in the amount of Baht 832.5 million with 9-year maturity, 3-year grace period of principal repayment with principal repayment monthly in the fourth year from April 2002 and principal repayment every 6 months starting from the fifth year on June 30, 2003 with interest payable monthly at interest rate below MLR of such bank during the first 7 years and thereafter at MLR of such bank.

   4.2 Modification of terms of payment of Baht 199 million accrued interest into Baht 86 million long-term loan with maturity of 3 years and 1 month, 2-year grace period for principal repayment, no interest charge during the whole life of loan and monthly principal repayment starting from the third year on April 30, 2001. The remaining Baht 113 million was considered as debt forgiveness, provided that such subsidiary complies with the terms of debt restructuring agreement and makes payments in full for the two portions of long-term loan. Such loan was guaranteed by certain directors and the mortgage of land as collateral.

.../14

Subsequently, such subsidiary received the letter from the bank to forgive the debt of Baht 113 million, which was effective on October 1, 2003, therefore the subsidiary recognized such amount as gain from debt forgiven in the statement of income for the year ended December 31, 2003.

5. On September 5, 2003, such subsidiary entered into the new long-term loan agreement with a commercial bank totaling Baht 650 million with 6 year maturity, and bearing interest rate at 3 month fixed deposit rate of the bank plus 3%, 3.5%, 4% per annum for the first two years, the third year, and the fourth year onward, respectively. Interest is payable monthly and the grace period for principal is one and a half years, which will be ended in February 2005. The first installment payment will be due on the last working day of March 2005 and the following installment payment will be payable at the end of each month. Such long-term loan is secured by the mortgage of land and building and expanding berth construction. As at December 31, 2004 and 2003, such subsidiary has already made a withdrawal of Baht 347 million and Baht 80 million, respectively.

   The above loan agreement contains certain covenants regarding the operations, financial ratios and financial position. The subsidiary thus has to comply with certain conditions contained in above loan agreement.

   For the year ended December 31, 2003, the Company made a repayment of total debts under the restructuring agreement, the Company thus reversed deferred interest expense of Baht 1,034 million, which was the cumulative effects of the change in interest rates to be paid at the floating rates for the restructured debts at the date of restructuring and the date the Company made a repayment of total debts per the agreement. The amount was shown as gain from early extinguishment of debts in the statements of income.

13. DEBENTURES

Debentures as at December 31, consist of the following:

	CONSOLIDATED		THE COMPANY ONLY	
	2004	2003	2004	2003
	Baht'000	Baht'000	Baht'000	Baht'000
Debentures	3,250,000	4,000,000	3,250,000	4,000,000
Less Current portion	(720,000)	-	(720,000)	-
	2,530,000	4,000,000	2,530,000	4,000,000

On September 17, 2003, the Company had proceeds from sales of debentures to institutional investors totaling Baht 4,000 million with detail as follows:

1. Secured amortizing debentures No. 1 series 1 of 1,800,000 units with total value of Baht 1,800 million with 3.5 years maturity, which principal will be equally redeemed semi-annually starting from March 17, 2005 and will be due in 2007. The interest rate is fixed at 3.5% per annum and payable semi-annually.

   Secured amortizing debentures No. 1 series 2 of 1,450,000 units with total value of Baht 1,450 million with 4.5 years maturity, which principal will be equally redeemed semi-annually starting from September 17, 2007 and will be due in 2008. The interest rate is floated at the average of 6-month fixed deposit rates of 4 commercial banks plus 2.75% per annum and payable semi-annually.

.../15

2. Secured debentures No. 2 of 750,000 units with total value of Baht 750 million with 5 years maturity after issuing date of debentures, which will be due in 2008. The interest rate is floated at the average of 6-month fixed deposit rates of 4 commercial banks plus 3% per annum and payable semi-annually.

   Subsequently on April 23, 2004, the Company redeemed certain portion of such secured debentures of 600,000 units with total face value of Baht 600 million in the amount of Baht 595 million and on August 23, 2004, the Company redeemed the remaining portion of such secured debentures of 150,000 units with total face value of Baht 150 million in the amount of Baht 149 million. Therefore, secured debentures No. 2 has no outstanding balance as at December 31, 2004.

The debentures are secured by the mortgage of land, buildings, and machinery at current production capacity (see Note 8.1) and machinery, which will be acquired for production capacity expansion project. The proceeds from these debentures were used to repay a portion of long-term loans under restructuring debts agreement and/or investing in Expansion Project.

14. CONVERTIBLE DEBENTURES

On December 25 and 29, 2003, convertible debentures' holders converted all convertible debentures into 457.128 million ordinary shares at the conversion price at Baht 5.25 per share (see Note 15).

The Company thus reversed deferred interest expense for the convertible debentures' portion of Baht 152.2 million which was the cumulative effects of the change in interest rates to be paid at the floating rates for the restructured debts at the date of restructuring and the date of conversion. The amount was shown as gain from conversion of convertible debentures in the statements of income.

15. SHARE CAPITAL

On December 25 and 29, 2003, the holders of convertible debentures converted all debentures into ordinary shares of 457.128 million shares at the conversion price of Baht 5.25 per share (see Note 14). The Company registered the increases in issued and paid-up capital with the Department of Business Development on December 25 and 29, 2003 resulting in an increase of issued and paid-up capital from Baht 8,530 million to Baht 13,101.28 million and having discount on share capital of Baht 2,171.28 million.

On November 18, 2004, the Extraordinary Shareholders' Meeting No.1/2547 approved the change in par value of ordinary share from Baht 10.00 each to Baht 1.00 each, resulting in the increase in number of ordinary shares from 1,310,150,000 shares to 13,101,500,000 shares. The Company registered the change of par value of the ordinary shares with the Department of Business Development on November 23, 2004.

Basic earnings per share for the year ended December 31, 2003 were calculated based on the par value at Baht 1 each for comparison with the calculation used for the year ended December 31, 2004.

.../16

The basic earnings per share for the years ended December 31, 2004 and 2003 are calculated as follows:

		CONSOLIDATED AND THE COMPANY ONLY	
		2004	**2003**
Net income	**Baht'000**	5,333,194	4,702,447
Weighted average number of ordinary shares (formerly reported)	**Shares ('000)**	-	859,372
Weighted average number of ordinary shares (restated for 2003)	**Shares ('000)**	13,101,280	8,593,716
Basic earnings per share (formerly reported)	**Baht**	-	5.47
Basic earnings per share (restated for 2003)	**Baht**	0.41	0.55

16. LEGAL RESERVE

Under the Public Companies Act B.E. 2535, the Company is required to set aside as a legal reserve at least 5 percent of its net income after accumulated deficit brought forward (if any) until the reserve is not less than 10 percent of the authorized capital.

17. INTERIM DIVIDEND

On November 24, 2004, the Board of Directors' Meeting No.5/2547 approved an interim dividend payment from net income for the first half of 2004 of Baht 1,310,128,000, to be paid to shareholders at Baht 0.10 per share. The Company paid such interim dividend on December 23, 2004.

18. PROVIDENT FUND

The Company established Provident Fund and registered according to Provident Fund Act, B.E. 2530 (1987) and Provident Fund Act (No.2), B.E. 2542 (1999).

For the years ended December 31, 2004 and 2003, the Company and subsidiarys' contributions included in selling and administration expenses are Baht 14.3 million and Baht 12.9 million, respectively.

19. FOREIGN EXCHANGE RISK MANAGEMENT

As at December 31, 2004 and 2003, assets and liabilities in foreign currencies consist of the following:

		CONSOLIDATED AND THE COMPANY ONLY	
		2004	**2003**
Assets	- US Dollar	29,267,425	12,601,271
Liabilities	- US Dollar	68,588,553	24,673,997
	- Italian Lira	51,770,995	51,770,995
	- Deutsche Mark	-	16,159
	- Yen	5,209,600	37,600
	- Euro	13,315,032	268,800
	- Pound Sterling	4,038	13,675
	- Swiss Franc	-	396

.../17

As at December 31, 2004, the Company did not enter into any hedging contracts to cover assets which are due for receipt in 2005 but entered into hedging contracts for existing and committed liabilities of USD 27.9 million and EUR 17.9 million which are due in 2005.

As at December 31, 2003, the Company did not enter into any hedging contracts to cover assets which were due for receipt in 2004 or for liabilities which were due in 2004.

20. THE INVESTMENT PROMOTION RIGHTS AND PRIVILEGES

The Company was incorporated on March 13, 1990, and commenced its operations on April 23, 1994.

The Company was granted certain rights and privileges as a promoted industry under the Investment Promotion Act B.E. 2520 (1977) according to the promotional certificate No. 1140/2533 dated August 8, 1990 and its amendments, including exemption from customs duties for machinery, reduction in customs duties on raw materials, and exemption from company income tax for a period of 8 years from the date the Company receiving the revenues from the promoted business. Such corporate income tax excemption privileges expired on April 22, 2002. In addition, the Company has a corporate tax exemption for profit derived from the promoted business at the rate of 50% of normal rate for 5 years after April 22, 2002.

On October 15, 2002, the Company was granted certain additional rights and privileges according to the promotional certificate No.6507/2545 (14-1140/2533) including exemption from customs duties for raw materials and consumable parts for production for export at the defined period as stated in the promotional certificate. Such rights and privileges expired on November 22, 2004.

Subsequently, on June 8, 2004, the Company is granted certain rights and privileges according to the promotional certificate No. 1438(2) 2547, including exemption from company income tax for sales of hot rolled steel and oiling hot rolled steel totally not exceeding 1.6 million ton per year for a period of 8 years from the date the Company receiving the revenues from the promoted business. Such rights and privileges will expire on May 12, 2012. In addition, the Company has a right to carry forward net annual loss incurred during the period that the Company received company income tax exemption to be utilized against net profit incurred after May 12, 2012 for 5 years.

Prachuap Port Company Limited, a subsidiary, was incorporated on October 4, 1990, and commenced its operations on February 18, 1994.

The subsidiary received the investment promotion certificate No. 8002/2537 dated January 17, 1994 which the Board of Investment approved the promotion for the port service business. Significant rights and privileges received include the exemption from customs duties for machinery, as stated in the promotional certificate, as approved by the Board of Investment and the exemption from company income tax for the period of 8 years from the date of the subsidiary receiving the revenues from the promoted business. Such rights and privileges expired on February 21, 2002. In addition, the Company has a corporate tax exemption for profit derived from the promoted business at the rate of 50% of normal rate for 5 years after February 21, 2005.

.../18

Subsequently, the subsidiary received the investment promotion certificate No. 1484(2)/2545 dated July 31, 2002, which the Board of Investment approved the promotion for the high-powered tug boat service for public transportations and large products by receiving a reduction in customs duties for machinery as stated in the promotional certificate and the exemption from company income tax on profit derived from the promoted business which is not exceeding 100% of its investment for the period of 5 years from the date of the subsidiary receiving revenues from the promoted business and not exceeding Baht 119,000,000 which may be adjusted according to the capital excluded land and actual working capital on the commencement date of the promoted project. Such rights and privileges will expire on September 30, 2007.

Subsequently, the Company received the investment promotion certificate No. 1464(2)/2547 dated June 10, 2004 which the Board of Investment approved the promotion for the port service business. Significant rights and privileges received include the exemption from customs duties for machinery as stated in the promotional certificate and the exemption from company income tax derived from the promoted business which is not exceeding 100% of its investment for the period of 8 years from the date of the subsidiary receiving the revenues from the promoted business and not exceeding Baht 1,146,312,000 which may be adjusted according to the capital excluded land and actual working capital on the commencement date of the promoted project. As at December 31, 2004, revenue has not been incurred.

Shareholders of the Company and subsidiary will receive exemption from income tax on dividends received during the period in which the Company and subsidiary are granted exemption from company income tax.

The Company and subsidiary thus have to comply with certain conditions contained in the promotion certificates.

21. REVENUES OF A PROMOTED INDUSTRY

Based on the Announcement of the Board of Investment No. Por 14/2541 dated December 30, 1998 regarding reporting on revenues of a promoted industry, the Company is required to report separately revenues from domestic sales and export sales and promoted and non-promoted businesses. For the year ended December 31, 2004, the required information is as follows:

	CONSOLIDATED		
	Promoted Business	**Non-promoted Business**	**Total**
	Baht'000	**Baht'000**	**Baht'000**
Revenues			
Export sales	3,347,675	-	3,347,675
Domestic sales	33,280,564	3,138	33,283,702
Income from services	210,177	33,436	243,613
	36,838,416	36,574	36,874,990

	THE COMPANY ONLY		
	Promoted Business	**Non-promoted Business**	**Total**
	Baht'000	**Baht'000**	**Baht'000**
Revenues			
Export sales	3,347,675	-	3,347,675
Domestic sales	33,280,564	-	33,280,564
	36,628,239	-	36,628,239

.../19

Revenues from promoted and non-promoted businesses for the year ended December 31, 2003 was as follows:

	CONSOLIDATED		
	Promoted Business Baht'000	Non-promoted Business Baht'000	Total Baht'000
Revenues			
Export sales	2,559,905	-	2,559,905
Domestic sales	26,536,518	229,607	26,766,125
Income from services	201,508	29,852	231,360
	29,297,931	259,459	29,557,390

	THE COMPANY ONLY		
	Promoted Business Baht'000	Non-promoted Business Baht'000	Total Baht'000
Revenues			
Export sales	2,559,905	-	2,559,905
Domestic sales	26,536,518	226,047	26,762,565
	29,096,423	226,047	29,322,470

22. TRANSACTIONS WITH RELATED PARTIES

The Company and subsidiaries have transactions with related parties. These parties are investee companies having mutual directors or companies which directors are major shareholders and/or have common directors. The financial statements reflect the effects of these transactions which are in the ordinary course of business with detail as follows:

	Types of business	Relationship
Subsidiary companies		
West Coast Engineering Co., Ltd.	Maintenance service	Subsidiary company
Prachuap Port Co., Ltd.	Deep-sea port service	Subsidiary company
Related parties		
Thai Coated Steel Sheet Co., Ltd.	Producer of electro-galvanized coils	Shareholder and the common directorship is shared by SSI's director (s)
Thai Cold Rolled Steel Sheet Pcl.	Producer of cold rolled coils	Shareholder and the common directorship is shared by SSI's director (s)
Sahaviriya Panich Co., Ltd.	Sell of metal products	The common directorship is shared by SSI's director (s)
Sahaviriya Steel Service Co., Ltd.	Cutting and forming process	The aggregated shareholding by SSI's director (s)
Sahaviriya Steel Center Co., Ltd.	Cutting and forming process	The indirect aggregated shareholding by SSI's director (s)
Bangsaphan Transport Co., Ltd.	Transport services	The common directorship is shared by SSI's director (s) and the indirect aggregated shareholding by SSI's director (s)

Related parties	Types of business	Relationship
Bangsaphan Barmill PLC.	Producer of round steel bars and deformed steel bars	The common directorship is shared by SSI's director (s) and the indirect aggregated shareholding by SSI's director (s)
B.S. Metal Co., Ltd.	Selling and buying metal products	The common directorship is shared by SSI's director (s) and the direct and indirect aggregated shareholding by SSI's director (s)
Sahaviriya Plate Mill Co., Ltd.	Producer of hot rolled coil plate	The common directorship is shared by SSI's director (s)
Prapawit Co., Ltd.	Lease space of office building	The common directorship is shared by SSI's director (s)
Western Housing Co., Ltd.	Rental room services	The common directorship is shared by SSI's director (s)
Inter Maritime Co., Ltd.	Marine transport	The common directorship is shared by director (s) of SSI's subsidiary and the aggregated shareholding by family members of director (s) of SSI's subsidiary
Four Star Marine Co., Ltd.	Marine transport	The common directorship is shared by director (s) of SSI's subsidiary and the aggregated shareholding by family members of director (s) of SSI's subsidiary
Sahaviriya Steel Group Co., Ltd.	Internet and hotline services	The common directorship is shared by SSI's director (s)
Central Maritime Co., Ltd.	Marine transport	The common directorship is shared by director (s) of SSI's subsidiary
C.A.R. Services Co., Ltd.	Transport services	The aggregated shareholding by family members of director (s)
Sahaviriya Panich International Co., Ltd.	Sell of metal products	The common directorship is shared by SSI's director (s)
Bangpakong Metal Co., Ltd.	Sell of metal products	The common directorship is shared by SSI's director (s) and the aggregated shareholding by SSI's director (s) and family members of director (s)

.../21

22.1 Investments in subsidiary, associated, and related parties as at December 31,

	Types of business	Relationship	Issued and paid up capital Baht'000	% of Shareholding	2004 Cost Baht'000	Equity Baht'000	Consolidated Baht'000	Dividend Amount Baht'000
Subsidiary companies								
West Coast Engineering Company Limited	Maintenance services	Shareholder	75,000	99.99	75,000	102,914	-	-
Prachuap Port Company Limited	Deep - sea port services	Shareholder	400,000	51.00	204,000	773,226	-	-
					279,000	876,140	-	-
Related companies								
Thai Coated Steel Sheet Company Limited	Producer of electro - galvanized coils	Shareholder	2,206,900	3.70	293,999	-	293,999	-
Thai Cold Rolled Steel Sheet Public Company Limited	Producer of cold rolled coils	Shareholder	10,703,000	8.77	938,125	-	938,125	-
					1,232,124	-	1,232,124	-
Less Allowance for impairment					(670,503)	-	(670,503)	-
					561,621	-	561,621	-

	Types of business	Relationship	Issued and paid up capital Baht'000	% of Shareholding	2003 Cost Baht'000	Equity Baht'000	Consolidated Baht'000	Dividend Amount Baht'000
Subsidiary companies								
West Coast Engineering Company Limited	Maintenance services	Shareholder	75,000	99.99	75,000	99,508	-	-
Prachuap Port Company Limited	Deep - sea port services	Shareholder	400,000	51.00	204,000	667,635	-	-
					279,000	767,143	-	-
Related companies								
Thai Coated Steel Sheet Company Limited	Producer of electro - galvanized coils	Shareholder	2,206,900	3.70	293,999	-	293,999	-
Thai Cold Rolled Steel Sheet Public Company Limited	Producer of cold rolled coils	Shareholder	10,703,000	8.77	938,125	-	938,125	-
					1,232,124	-	1,232,124	-
Less Allowance for impairment					(670,503)	-	(670,503)	-
					561,621	-	561,621	-

.../22

22.2 Loans and advances between the Company and subsidiary, associated, and related parties

	Balance as at December 31, 2003 Baht'000	Additions Baht'000	Repayments/ Settlements Baht'000	Balance as at December 31, 2004 Baht'000
CONSOLIDATED				
Short-term loan				
Related parties	3,000	5,000	3,000	5,000
Advances				
Related parties	51	1,450	1,395	106
Total	3,051	6,450	4,395	5,106
THE COMPANY ONLY				
Short-term loan				
Related parties	3,000	5,000	3,000	5,000
Advances				
Subsidiary company	11	707	686	32
Related parties	51	1,450	1,395	106
	62	2,157	2,081	138
Total	3,062	7,157	5,081	5,138

22.3 Business transactions

Transactions with related parties in the balance sheets as at December 31, are mainly as follows:

	CONSOLIDATED		THE COMPANY ONLY	
	2004 Baht'000	2003 Baht'000	2004 Baht'000	2003 Baht'000
Accounts and notes receivable - net				
Related parties				
Thai Cold Rolled Steel Sheet Pcl.	349,368	413,087	324,122	405,595
B.S. Metal Co., Ltd.	313,358	671,350	313,358	671,341
Sahaviriya Panich International Co., Ltd.	331,436	-	331,436	-
Bangpakong Metal Co., Ltd.	441,340	-	441,340	-
Sahaviriya Steel Center Co., Ltd.	-	224,899	-	224,899
Sahaviriya Steel Service Co., Ltd.	-	223,395	-	223,395
Sahaviriya Panich Co., Ltd.	-	240,588	-	240,588
Other related parties	9,966	8,822	-	-
	1,445,468	1,782,141	1,410,256	1,765,818
Advance payment				
Subsidiary company				
West Coast Engineering Co., Ltd.	-	-	1,192	-

.../23

	CONSOLIDATED		THE COMPANY ONLY	
	2004	2003	2004	2003
	Baht'000	Baht'000	Baht'000	Baht'000
Other receivables				
Subsidiary company				
West Coast Engineering Co., Ltd.	-	-	424	423
Related parties				
Other related parties	157	118	-	-
	157	118	424	423
Other current assets - others				
Subsidiary company				
West Coast Engineering Co., Ltd.	-	-	335	280
Related parties				
Thai Coated Steel Sheet Co., Ltd.	10,436	10,789	10,436	10,240
Bangsaphan Barmill Pcl.	7,012	3,553	7,012	3,553
Other related parties	1,662	624	941	622
	19,110	14,966	18,389	14,415
	19,110	14,966	18,724	14,695
Other assets				
Related parties				
Prapawit Co., Ltd.	4,840	4,840	3,591	3,591
Trade accounts payable				
Subsidiary companies				
West Coast Engineering Co., Ltd.	-	-	25,573	22,669
Prachuap Port Co., Ltd.	-	-	1,949	798
	-	-	27,522	23,467
Related parties				
Bangsaphan Transport Co., Ltd.	15,766	16,321	15,766	16,253
Four Star Marine Co., Ltd.	4,252	2,219	4,252	2,219
Other related parties	1,025	369	1,025	327
	21,043	18,909	21,043	18,799
	21,043	18,909	48,565	42,266
Other accounts payable				
Subsidiary companies				
West Coast Engineering Co., Ltd.	-	-	4,456	-
Related parties				
Other related parties	353	90	294	-
	353	90	4,750	-
Accrued expenses				
Subsidiary companies				
West Coast Engineering Co., Ltd.	-	-	14,023	8,072
Prachuap Port Co., Ltd.	-	-	49,640	9,658
	-	-	63,663	17,730
Related parties				
Bangsaphan Transport Co., Ltd.	31,658	20,588	31,629	20,588
Other related parties	1,691	3,088	1,691	3,088
	33,349	23,676	33,320	23,676
	33,349	23,676	96,983	41,406

Transactions with related parties in the statement of income for the years ended December 31, are mainly as follows:

	CONSOLIDATED		THE COMPANY ONLY	
	2004	2003	2004	2003
	Baht'000	Baht'000	Baht'000	Baht'000
Sales				
Related parties				
Thai Cold Rolled Steel Sheet Pcl.	6,247,486	4,744,173	6,247,453	4,744,133
B.S. Metal Co., Ltd.	1,821,478	2,515,740	1,821,310	2,515,614
Sahaviriya Panich International Co., Ltd.	4,045,899	-	4,045,899	-
Bangpakong Metal Co., Ltd.	2,589,960	-	2,589,960	-
Sahaviriya Steel Center Co., Ltd.	409,073	1,076,482	409,073	1,076,482
Sahaviriya Steel Service Co., Ltd.	464,247	1,398,998	464,247	1,398,998
Sahaviriya Panich Co., Ltd.	368,142	3,235,177	368,142	3,235,177
Sahaviriya Plate Mill Co., Ltd.	-	31,538	-	31,538
Other related parties	338	379	-	-
	15,946,623	13,002,487	15,946,084	13,001,942
Sales (raw materials)				
Related parties				
Sahaviriya Plate Mill Co., Ltd.	-	226,048	-	226,048
Service income				
Related parties				
Thai Cold Rolled Steel Sheet Pcl.	80,565	76,366	-	-
Bangsaphan Barmill Pcl	24,876	28,252	-	-
Bangsaphan Transport Co., Ltd.	8,985	11,583	-	-
Other related parties	6,923	7,198	-	-
	121,349	123,399	-	-
Other income				
Subsidiary companies				
West Coast Engineering Co., Ltd.	-	-	489	550
Prachuap Port Co., Ltd.	-	-	-	43
	-	-	489	593
Related parties				
Other related parties	1,552	7,561	1,281	5,112
	1,552	7,561	1,770	5,705

.../25

	CONSOLIDATED		THE COMPANY ONLY	
	2004	2003	2004	2003
	Baht'000	Baht'000	Baht'000	Baht'000
Purchases of goods and services				
Subsidiary companies				
West Coast Engineering Co., Ltd.	-	-	232,098	246,371
Prachuap Port Co., Ltd.	-	-	135,672	145,310
	-	-	367,770	391,681
Related parties				
Sahaviriya Plate Mill Co., Ltd.	1,039,157	-	1,039,157	-
Bangsaphan Transport Co., Ltd.	65,781	92,251	65,781	92,251
Four Star Marine Co., Ltd.	44,553	48,197	44,553	48,197
Other related parties	4,168	6,589	4,168	6,589
	1,153,659	147,037	1,153,659	147,037
	1,153,659	147,037	1,521,429	538,718
Selling and administrative expenses				
Subsidiary company				
Prachuap Port Co., Ltd.	-	-	22,612	27,259
Related parties				
Bangsaphan Transport Co., Ltd.	209,626	207,602	208,912	206,829
Prapawit Co., Ltd.	12,616	12,567	9,630	9,598
Four Star Marine Co., Ltd.	7,363	8,000	7,363	8,000
Other related parties	11,536	13,550	5,901	13,691
	241,141	241,719	237,300	237,746
	241,141	241,719	259,912	265,005

The Company has policies to sell the products to shareholders' group and related parties at the same price sold to the third party which is subject to purchased volumes and related marketing factors.

Other income, which is fine charged for delayed payments, is fixed by the management at the funding cost. Other income from sale of scrap material is realized based on scrap weight and at the price determined by the Company.

Transportation expenses which are recorded as production cost are payable at the rates agreed in the transportation agreement based on cargo weight and distance.

Selling and administrative expenses which are domestic freights are payable at the rates as agreed in the transportation agreement based on cargo weight and distance. Rent of the office and warehouse are as agreed under the lease agreement. Service charge for employees' accommodation is fixed on a year by year basis as agreed with the owner.

Prachuap Port Company Limited charges for port services rendered to the Company, related parties and third parties at the rates as determined by the Ministry of Transportation and subject to service volumes and related marketing factors.

West Coast Engineering Company Limited charges the fees for maintenance related services rendered to the Company at the rates as agreed in the long-term maintenance service agreement of which the terms can be modified according to business circumstances and to related parties and third parties at terms and conditions normally applicable to transactions of the same nature.

.../26

23. ADDITIONAL DISCLOSURE FOR QUALITY OF ASSETS

23.1 As at December 31, 2004, the Company and a subsidiary have customers who defaulted on payments. The following summarizes such accounts receivable aging:

	CONSOLIDATED		THE COMPANY ONLY	
	Number of Accounts	Amount Baht'000	Number of accounts	Amount Baht'000
Over 12 months	6	393,888	5	393,888
Total		393,888		393,888
Allowance for doubtful accounts recorded		393,888		393,888

As at December 31, 2003, the Company and a subsidiary have customers who defaulted on payments. The following summarizes such accounts receivables aging:

	CONSOLIDATED		THE COMPANY ONLY	
	Number of Accounts	Amount Baht'000	Number of accounts	Amount Baht'000
3 - 6 months	1	211	-	-
6 - 12 months	1	6,207	1	6,207
Over 12 months	6	398,844	5	393,888
Total		405,262		400,095
Allowance for doubtful accounts recorded		405,051		400,095

23.2 As at December 31, 2002, Prachuap Port Company Limited had an advance and loan to director without collateral amounting to Baht 2.7 million and provided allowance for doubtful account in full for the remaining amount. In 2003, the subsidiary received the repayment of such advance in full thus reversing the related allowance for doubtful account in full accordingly.

24. BUSINESS SEGMENT INFORMATION

Business segment information for the Company and subsidiaries for the years ended December 31, is as follows:

	Types of business	Revenues and other Income		Net income		Assets employed	
		2004 Baht'000	2003 Baht'000	2004 Baht'000	2003 Baht'000	2004 Baht'000	2003 Baht'000
Sahaviriya Steel Industries Public Company Limited	Manufacturer of hot rolled coils	36,968,067	30,981,360	5,333,194	4,702,447	35,022,186	27,950,276
West Coast Engineering Company Limited	Maintenance Services	337,197	327,137	14,386	2,903	175,786	175,270
Prachuap Port Company Limited	Deep-sea port services	379,404	508,002	218,686	360,105	2,356,285	2,034,056
		37,684,668	31,816,499	5,566,266	5,065,455	37,554,257	30,159,602
Less Inter-company transactions		(591,352)	(660,902)	(123,340)	(179,767)	(1,028,527)	(858,092)
		37,093,316	31,155,597	5,442,926	4,885,688		
Less Minority interest in net income				(109,732)	(183,241)		
Net income				5,333,194	4,702,447		
Total assets						36,525,730	29,301,510

25. COMMITMENTS, LETTERS OF GUARANTEE AND CONTINGENCIES

25.1 The Company has capital commitments regarding the agreements for construction of plant, purchases of machinery and equipment including Pickling and Oiling Plant Project, Capacity Expansion project and related expenses amounting to approximately Baht 412.74 million, USD 24.61 million, EUR 5.13 million, and POUND 0.06 million as at December 31, 2004 and Baht 369.32 million, USD 56.63 million, and EUR 3.95 million as at December 31, 2003.

The Company has commitments to banks regarding the outstanding letters of credit amounting to approximately USD 88.16 million and EUR 10.30 million as at December 31, 2004 and USD 56.86 million and EUR 4.98 million as at December 31, 2003.

The two subsidiaries have capital commitments regarding capital expenditure and construction contracts amounting to approximately Baht 288.03 million and Baht 451.96 million as at December 31, 2004 and 2003, respectively.

25.2 The Company and subsidiaries have letters of guarantee issued by banks on their behalf amounting to approximately Baht 353.59 million and Baht 94.4 million as at December 31, 2004 and 2003, respectively which are in the ordinary business.

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25.3 On April 9, 2003, Pongprasasana Sub-district Office filed a lawsuit against the Company to claim for fee of usage of water from Bangsaphan Dam with the claim of approximately Baht 19 million. On May 30, 2003, the Company defended to the court that the Pongprasasana Sub-district Office has no legal power to administer the collection of water usage fee and has no right to file the lawsuit to the Court. Currently, the lawsuit is pending in the Prachuapkirikan Provincial Court.

25.4 The Company was sued by the Forestry Department in a civil case regarding the project of constructing road to the berth in the amount of approximately Baht 4.9 million. Currently, the case is pending in the Primary Court.

25.5 On March 23, 2004 and March 30, 2004, the Company was the co-defendant in two civil cases involving the total claims of Baht 126 million as a result of incorrect issuing of bills of lading by forwarding agents. The cases are pending at the Primary Court.

26. DISCLOSURE OF FINANCIAL INSTRUMENTS

26.1 Accounting policies

Accounting policies have been disclosed in Note 4.

26.2 Credit risk

Credit risk refers to the risk that counterparty will default on its contractual obligations resulting in a financial loss for the Company and its subsidiary. The Company believes that it has no credit risk with respect to concentrations as the company has many customers who sell different types of products.

In the case of recognized financial assets in the balance sheet, the carrying amount of the assets recorded in the balance sheet, net of a portion of allowance for doubtful debts and short-term receivables, represents the Company and its subsidiary maximum exposure to credit risk.

26.3 Foreign exchange risk

Foreign exchange risk arises from the change in foreign currency exchange rates to have an adverse effect on the Company in the current reporting period and in future years. The Company expects that there may be an effect from changes in exchange rates resulted from a portion of assets and liabilities in foreign currencies which has not been hedged.

Information related to forward contracts is disclosed in Note 19.

26.4 Interest rate risk

Interest rate risk in the balance sheet arises from the potential change in interest rates having an adverse effect on interest expense of the Company and its subsidiaries in the current reporting period and in future years.

Information regarding interest rates and term of payments of long-term loans is disclosed in Notes 12 and 13.

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26.5 Fair value of financial instruments

The following methods and assumptions are used by the Company and subsidiaries in estimating fair value of financial instruments.

Cash in hand and at banks, current investments, accounts and notes receivable and short-term loans and advances to related parties: For those with maturities not exceeding 90 days from December 31, 2004 and 2003, the carrying amounts approximate their fair values; for those with maturities exceeding 90 days, including deposit at bank used as collateral, the fair values are estimated using the discounted cash flows analysis based on the current savings deposit rate.

Bank overdrafts and loans from financial institutions: The carrying amount of these financial liabilities which bear floating rates of interest approximates their fair values.

Accounts and notes payable: For those with maturities not exceeding 90 days from December 31, 2004 and 2003, the carrying amounts approximate their fair values. For those with maturities exceeding 90 days including long-term loans and convertible debentures, the fair values are estimated using the discounted cash flows analysis based on the current interest rates for similar types of borrowing arrangements.

As at December 31, 2004, the carrying values of financial assets and liabilities which are different from the fair values, are as follows:

	CONSOLIDATED		THE COMPANY ONLY	
	Carrying Value Baht'000	Fair Value Baht'000	Carrying Value Baht'000	Fair Value Baht'000
Financial assets:				
Deposit at bank used as collateral	16,200	16,326	-	-
Short-term loans and advances to related parties	5,106	5,137	5,138	5,169
Financial liabilities:				
Long-term loans	8,259,083	7,912,894	7,600,000	7,253,811
Debentures	3,250,000	3,156,937	3,250,000	3,156,937

As at December 31, 2003, the carrying values of financial assets and liabilities which were different from the fair values, were as follows:

	CONSOLIDATED		THE COMPANY ONLY	
	Carrying Value Baht'000	Fair Value Baht'000	Carrying Value Baht'000	Fair Value Baht'000
Financial assets:				
Current investment	17,495	17,470	-	-
Deposit at bank used as collateral	16,200	16,177	-	-
Short-term loans and advances to related parties	3,051	3,072	3,062	3,082
Financial liabilities:				
Long-term loans	7,034,679	6,732,019	6,400,000	6,097,340
Debentures	4,000,000	3,800,225	4,000,000	3,800,225